

ICR Xchange Conference
January 2008

Forward Looking Statements

The information contained in this presentation, other than historical information, consists of forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, Six Flags' success in implementing its business strategy. Although Six Flags believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors, including factors impacting attendance, such as local conditions, events, disturbances and terrorist activities, risk of accidents occurring at Six Flags' parks, adverse weather conditions, general economic conditions (including consumer spending patterns), competition, pending, threatened or future legal proceedings and other factors could cause actual results to differ materially from Six Flags' expectations. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained under the caption "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in Six Flags' Annual Report on Form 10-K for the year ended December 31, 2006, which is available free of charge on Six Flags' website http://www.sixflags.com. Additionally, the company uses non GAAP measures, such as Adjusted EBITDA and Free Cash Flow. Reconciliations of these measures to GAAP can be found in Form 8-K filed January 16, 2008.

Six Flags



Introduction to Six Flags

Welcome to Six Flags!

Six Flags is the world's largest regional theme park company

- Approximately 25M guests annually
- Operates 20 theme/water parks in North America[1]

Six Flags appeals to a broad demographic, with 75% of our customers within 100 miles of our parks



6%
19%
9%
66%
Caucasian
Hispanic
African American
Asian/Other



4%
6%
2%
5%
31%
7%
20%
25%
0-25 miles
26-50 miles
51-100 miles
101-150 miles
151-200 miles
201-300 miles
300+ miles in US
Other Countries



4%
17%
22%
31%
26%
age 3-11
age 12-17
age 18-34
age 35-49
age 50+

75% of our consumers claim their primary reason for attending is to spend time with family and friends

[1] 21 parks including Six Flags New Orleans, which will not open in 2008

Demographic Reports Source: ATS November 2007 YTD Survey

Expansive Geographic Footprint


San Francisco
St. Louis
Chicago
Lake George
New England
Six Flags serves 7 of the top 10 metro areas and reaches 9 of the top 10 DMAs
LAKE GEORGE • NEW YORK
THE GREAT ESCAPE
& SPLASHWATER KINGDOM
A Six Flags Theme Park
New York/ Philadelphia
Washington DC
Los Angeles
Atlanta
San Antonio
Louisville
Dallas

Six Flags' other North American parks are La Ronde (in Montreal) and Six Flags Mexico (in Mexico City)

Six Flags

2006: Clean-up the Parks

- Improved Guest Experience
- Increased Total Revenue Per Capita by 14%
- Built Corporate Alliance sales team and grew revenue from $16M under contract to $26M by year end
- Brought numerous name brand offerings into the parks (including Papa John's, Coldstone Creamery and Kodak)
- Negotiated/closed sale of 10 parks for ~ $400M (implied EBITDA multiple of ~ 11x)

2007: Broaden the Offering

- Implemented capital plan to broaden the family offering (e.g., Wiggles Worlds, Thomas Towns, Cirque Coobrila, Tony Hawk Spinning Coasters, Operation Spy Girl)
- Implemented Staffing Initiative to improve recruitment, training, retention and efficiency, all aimed at improving guest service
- Key Guest Satisfaction scores at all time highs
- Grew Total Revenue Per Capita 3% (17% cumulative growth in 2 yrs)
- Grew Sponsorship revenue to $38M ($22M cumulative growth in 2 yrs)
- Refinanced $1.1B Senior Secured debt with more flexible covenants, lower interest rates, and extended maturities
- Invested in IT infrastructure to position Six Flags for growth (e.g., POS, Six Flags TV and Six Flags Radio)
- Completed strategic investment in *dick clark productions, inc.* and acquisition of the minority interest in Six Flags Discovery Kingdom (San Francisco)

Six Flags

dick clark productions Investment

- Compelling investment opportunity with meaningful growth potential at an attractive price ($40M investment for LTM Adjusted EBITDA of $7M)
- Content synergies through leveraging the dick clark library across our portfolio of parks via Six Flags TV and Radio at no additional cost
- Cost efficiencies by utilizing dick clark programming in lieu of more expensive live shows in our theaters
- Sponsorship opportunities by providing another “property” that can be packaged for sale to potential advertisers
- Promotional benefits of utilizing tickets to exclusive dick clark programs to drive sales of season passes, groups, etc.
- Leverage dick clark programming and music relationships to enhance Six Flags’ product offerings and drive attendance

2008 Key Initiatives



2008 : Drive Attendance, Diversify Revenue and Control Costs

- A Thrilling Capital Program
  - Includes 8 coasters in 8 parks
- More efficient, targeted marketing plan
- Continued growth in per capita spending
- Full year benefit of dick clark productions investment and Discovery Kingdom acquisition
- Grow high margin Sponsorship and Licensing revenue streams
- Substantial productivity and cost efficiencies

2008 Expense Reductions

- Reduce cash Operating Expenses (excluding cost of sales) by $50-60M
- Approximately $25-30M of reductions are marketing-related
  - Moving from 3 to 2 advertising agencies
  - Less radio, more on-line spending (where the teens are)
  - Concentrating spending into Spring and early Summer Season
- Approximately $25-30M of reductions are operationally-related
  - Reduced full-time headcount primarily through an Early Retirement Program
  - Labor savings through rollout of our "real-time" Seasonal Labor Tracking System
  - Cost savings associated with the removal of inefficient rides and attractions

Considerable Sponsorship Potential

<u>More Reach!</u> In comparison to a professional sports sponsorship, Six Flags has a competitive advantage as it relates to reaching more fans for extended periods of time….

2006 Annual Attendance


Six Flags
24.8
21.6
20.9
17.3
6.9

Source: League Websites

HOME RUN! Six Flags guests spend up to 10 hours per visit vs. the average length of a MLB game, just 2.55 hours.

Source: Elias Sports Research

DVR and VOD Penetration



% of Households with a DVR
13%
20%
30%
39%
46%
52%
56%
2005
2006
2007
2008
2009
2010
2011



- 55% of US households (65 Million) will have a DVR by 2011 (currently 33 Million)
- DVR owners skip commercials 53% of the time, and growing
- VOD currently at 11% penetration, expected to grow to 30% by ’08, growing by 120% through 2011

Source: Forrester’s North American Consumer Technology Adoption Study 2006 Benchmark Survey

Six Flags Media Networks

- Six Flags TV
  - 42-inch Plasma TVs in queue lines
  - Demographically appropriate placement and content allows advertisers to deliver targeted commercial messaging
  - Average wait-time in high-traffic lines is 39 minutes
- In-Park Radio Network
- On-line Web Site with unique content offerings
- New Rotational Billboards
- Restroom Signage
- Cool Media Signs
  - Mists water next to advertisements
- Static outdoor billboards and signage

International Opportunities

- Six Flags is in advanced discussions concerning several international theme park development opportunities:
  - Middle East
  - India
  - East Asia
- Partnership opportunities may include:
  - Regional exclusivity
  - Theme park design and development
  - Brand licensing
  - Management services
- No plan to invest capital; therefore, purely incremental high-margin cash flow for Six Flags

Six Flags

2008 Capital Plan

- 2006 Capital was focused on cleaning up the parks
- 2007 Capital was focused on balancing the parks' offerings with new family options
- 2008 Plan is for an unprecedented number of new "hybrid" coasters (i.e., they cater to both tweens and teens/young adults)
  - Total CapEx will be approximately $100M (includes Maintenance CapEx)
  - 3 new roller coasters themed after the new Batman movie "The Dark Knight"
  - 2 new Tony Hawk Spinning Coasters – successfully introduced in 2 parks in 2007
  - Goliath – Inverted Coaster at Six Flags Fiesta Texas (a ride that will be transferred from our New Orleans park)
  - Evel Knievel wooden coaster in St. Louis
  - X-coaster re-launch at Six Flags Magic Mountain
  - More Wiggles Worlds, Thomas Towns and Johnny Rockets

Wiggles world



Johnny Rockets THE ORIGINAL HAMBURGER

Six Flags

Financial Review



Six Flags

Selected Performance Metrics

Attendance* (millions)



27.9
28.2
27.5
28.7
24.8
24.9
2002
2003
2004
2005
2006
2007F

Total revenue per capita*



$31.55
$31.30
$31.95
$33.35
$38.07
$39.03
2002
2003
2004
2005
2006
2007F

- Attendance
  - The Company experienced limited attendance growth from 2002 to 2005
  - Attendance in the last two years has been disappointing

- Total revenue per capita
  - Cumulative growth of 6% from 2002 to 2005
  - Total revenue per capita increased 17% from 2005 to 2007, driven by improved products, higher price points and sponsorship revenue

* Excludes sale parks and certain non-recurring costs

Selected Financial Metrics

Adjusted EBITDA ($M)*



261
195
185
2005
2006
2007F

Capital Expenditures ($M)*



163
123
110
2005
2006
2007F

Free Cash Flow ($M)*



2005
2006
2007F
-115
-147
-168

* Excludes sale parks and certain non-recurring costs

- Adjusted EBITDA
  - Six Flags suffered a significant EBITDA decline in 2006, driven by increased costs
  - Forecasting an additional decline in 2007, also driven by increased costs
- Capital Expenditures
  - The company's annual capital spending has been significantly reduced
  - A minimum amount of capital expenditures will always be required in order to maintain existing assets and attendance base
- Free Cash Flow**
  - Six Flags has historically generated negative free cash flow
  - In recent years, Six Flags has relied on asset sales to generate liquidity

**** "Free Cash Flow", a non GAAP measure, is defined as Adjusted EBITDA less cash interest, cash taxes, cash paid for debt issuance costs, dividends, and capital expenditures**

Debt Maturity Profile



1,200
1,000
800
600
400
200
0
$M
2008
2009
2010
2011
2012
2013
2014
2015
Early 2007
Current

PIERS Mandatory Redemption

- Six Flags has various potential alternatives to fund the redemption of the PIERS in August 2009
  - Credit facility optional term loan ($300M uncommitted credit facility)
  - Asset sales (including excess land)
    - The Company owns significant parcels in New Jersey and Maryland (~ 1000 acres)
    - The Company regularly receives unsolicited inquiries regarding a number of its parks; 2-3 parks could be sold if terms are attractive
  - Refinance with equity or new equity-linked security
  - New Orleans insurance proceeds
    - Litigation is on-going; Six Flags has submitted a claim for approximately $150M

2007 to 2008 "Bridge"

	Range (in millions)	
2007 EBITDA Forecast	$185	$185
plus OpEx Savings	50	60
plus Increase in Guest Spending Per Caps	10	15
plus Full-Year Impact of dcpi and SFDK	5	10
2008 "Flat" EBITDA*	**$250**	**$270**
less CapEx	(100)	(100)
less Cash Interest and Dividends	(200)	(200)
2008 Free Cash Flow*	**($50)**	**($30)**

**** Assumes no attendance or sponsorship growth, or revenues from international opportunities***

Excluding increases in revenue from sponsorship and international opportunities, Six Flags would be free cash flow neutral with 6% attendance growth in 2008